[redacted]

Securities and Exchange Commission
RECEIVED

FEB 25 2010

Branch of Registrations
and Examinations

SECU 10025937 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sustainability Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Boulevard, Suite 415
(No. and Street)

Northbrook,	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jérôme de Bontin — (847) 714-9353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jérôme de Bontin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sustainability Investments, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEATHER ALTERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES AUG. 08, 2012

Bontin
Signature

Title

Heather Alterson
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSTAINABILITY INVESTMENTS, LLC

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Sustainability Investments, LLC

We have audited the accompanying statement of financial condition of Sustainability Investments, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sustainability Investments, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 22, 2010

SUSTAINABILITY INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 44,122
Accounts receivable	81,891
Total assets	$126,013
LIABILITIES	
Accounts payable	$ 15,900
MEMBER'S CAPITAL	110,113
Total liabilities and member's capital	$126,013

See accompanying notes.

SUSTAINABILITY INVESTMENTS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

REVENUE	
Fees	$152,957
Foreign exchange gain	7,281
Interest income	56
Total revenue	160,294
EXPENSES	
Operating expenses	49,974
NET INCOME	$110,320

See accompanying notes.

SUSTAINABILITY INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
For the Year Ended December 31, 2009

Balance at December 31, 2008	$ 232,793
Net income for the year ended December 31, 2009	110,320
Distributions	(233,000)
Balance at December 31, 2009	$ 110,113

See accompanying notes.

SUSTAINABILITY INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 110,320
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	127,655
Decrease in accounts payable	(900)
Net cash provided by operating activities	237,075
Cash flows from financing activities	
Distributions to Member	(233,000)
Net increase in cash and cash equivalents	4,075
Cash and cash equivalents	
Beginning of year	40,047
End of year	$ 44,122

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Sustainability Investments, LLC (the Company), is an Illinois limited liability company organized on April 29, 1999. The sole Member of the Company is Jérôme de Bontin, who conducts and manages the business of the Company. The Company's primary business activity is generating fee revenue from the promotion, marketing and sale of investment products. The Company is registered with the Securities and Exchange Commission as a broker and dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require the use of certain estimates and assumptions made by the Company's management. Fee revenue is recognized as income when earned in accordance with the terms of the applicable agreement.

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), referred to as FASB ASC or the Codification, became the single source of U.S. GAAP for interim and annual periods ending after September 15, 2009. Existing accounting standards are incorporated into the Codification and standards not incorporated into the codification are considered nonauthoritative.

C. Cash and Cash Equivalents

Cash and cash equivalents includes cash and a money market account. Pursuant to FINRA Interpretation 061, the Company's cash and cash equivalents deposited in an offshore bank are classified as non-allowable assets with respect to the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

D. Income Taxes

All income or loss is taxable to the sole Member. Accordingly, no tax liability or expense is recorded in the financial statements. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The 2006 to 2009 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

E. Foreign Currency Transactions

The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

Note 2. RELATED PARTY TRANSACTIONS

On June 30, 2005, the Company entered into an expense agreement (the Agreement) with Mékar Financial Services, L.L.C. (MFS). The Agreement provides that fixed expenses and variable costs of the Company shall be paid by MFS. Pursuant to an addendum to the Agreement dated May 31, 2009, effective June 1, 2009, the Company is responsible for rent expense.

Jérôme de Bontin is the president and sole member of MFS.

Note 3. LICENSE AGREEMENT

Effective June 1, 2009, the Company assumed all the obligations pursuant to the license agreement between MFS and Washington Properties, Inc. The license agreement expires on March 31, 2013. Minimum annual rentals are as follows:

Year Ending December 31	
2010	$13,824
2011	13,824
2012	13,824
2013	3,456
	$44,928

Rent expense under the license agreement amounted to $8,064 for the year ended December 31, 2009.

Note 4. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2009, the Company has net capital of $1,984 which is ($3,016) deficient of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 801%.

Note 6. SUBSEQUENT EVENTS

The President and sole member of the Company has evaluated subsequent events through February 22, 2010, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

SUSTAINABILITY INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Total member's capital	$ 110,113
Deduct items not allowable for net capital purposes:	
Non-allowable assets	(108,129)
Net capital	$ 1,984
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 1,060
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 1,984
Minimum net capital requirement	5,000
Excess net capital	$ (3,016)
Total aggregate indebtedness	$ 15,900
Percentage of aggregate indebtedness to net capital	801.41%

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation above and the computation included in the December 31, 2009 Unaudited FOCUS Report, Form X-17a-5, Part II dated February 8, 2010.

SUSTAINABILITY INVESTMENTS, LLC
COMPUTATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2009

The Company does not file information in accordance with Rule 15c3-3, as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Sustainability Investments, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3.

SUSTAINABILITY INVESTMENTS, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended December 31, 2009

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Sustainability Investments, LLC

In planning and performing our audit of the financial statements of Sustainability Investments, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following deficiency in internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the Company's financial statements as of and for the year ended December 31, 2009 and does not affect our report thereon dated February 22, 2010.

As disclosed in Note 5. to the financial statements, the Company failed to meet its minimum net capital requirement as required by Rule 15c3-1 of the Securities Exchange Act of 1934 as of December 31, 2009. The Company corrected the net capital deficiency by depositing cash in its United States bank to ensure that minimum net capital requirements are met.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except as noted in the preceding paragraph, based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 22, 2010

SUSTAINABILITY INVESTMENTS, LLC

ANNUAL REPORT

December 31, 2009

Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For The Year Ended December 31, 2009